Exhibit 4.3

DESCRIPTION OF SECURITIES

Covenant Logistics Group, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class A common stock, par value $0.01, which are the only securities of the Company registered pursuant to Section 12 of the Exchange Act.

The summary of the general terms and provisions of the Class A common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Third Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Fifth Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K. For additional information, please read the Articles of Incorporation and Bylaws and the applicable provisions of Chapters 78 and 92A of the Nevada Revised Statutes (the “Nevada Statutes”).

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock consists of 40,000,000 shares of Class A common stock, par value $0.01 per share, 5,000,000 shares of Class B common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be designated by the Board of Directors.

Class A and Class B Common Stock

Our Class A common stock is listed on the NASDAQ Global Select Market, under the symbol “CVLG.” Our Chairman of the Board and Chief Executive Officer, David Parker, and his wife, Jacqueline Parker, beneficially own 100% of our Class B common stock.

Voting. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to two votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A and Class B common stock voting together as a single class, except as otherwise required by law. Holders of our common stock are not entitled to cumulative voting in the election of directors. Because shares of Class B common stock are entitled to two votes per share, the holders of shares of Class B common stock are able to exert a greater degree of control over us (including, without limitation, with respect to the election of directors) than they otherwise would if such holders held an equivalent number of shares of Class A common stock. As a result, the double voting nature of our Class B common stock may have an effect of delaying, deferring, or preventing a change in control or other extraordinary corporate transaction involving us, including a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or a liquidation.

Conversion. Class A common stock has no conversion rights. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than David Parker, Jacqueline Parker, or certain members of their family (or trusts for the benefit of any of them or entities wholly owned by any of them), obtains beneficial ownership of such shares.

Dividends. Holders of Class A common stock and Class B common stock are entitled to receive dividends payable in cash or property other than common stock on an equal basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding preferred shares, if any. In the case of any dividend payable in common stock, the holders of Class B common stock may receive Class A or Class B common stock shares, as determined by the Board of Directors when declaring such dividend.

Liquidation. In the event of liquidation, dissolution, or winding up, holders of Class A and Class B common stock share with each other on a ratable basis as a single class in our assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares on preferred stock, if any such stock is issued.

Other Terms. In any merger, consolidation, reorganization, or other business combination, the consideration to be received per share by holders of Class A and Class B common stock must be identical, except that if, after such business combination David Parker, Jacqueline Parker, or certain members of their family (or trusts for the benefit of any of them or entities wholly owned by any of them) jointly own, more than one third of the surviving entity, any securities received by them may differ to the extent that voting rights differ between Class A and Class B common stock. Holders of Class A and Class B common stock are not entitled to preemptive rights and neither the Class A nor the Class B common stock is subject to redemption.

The rights, preferences, and privileges of holders of both classes of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares, which we may designate and issue in the future.

Preferred Stock

The Board of Directors is authorized to issue shares of our preferred stock at any time, without stockholder approval. It has the authority to determine all aspects of those shares, including the following:

●	the designation and number of shares;

●	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;

●	the voting rights, if any;

●	the conversion or exchange privileges, if any, applicable to that series;

●	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

●	any purchase, retirement, or sinking fund provisions applicable to that series.

Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of Class A and Class B common stock or for other corporate purposes. We have no agreements or understandings for the issuance of any shares of preferred stock.

Provisions of our Articles of Incorporation and Bylaws with Anti-Takeover Implications

Certain provisions of the Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of stockholders.

Under the Articles of Incorporation, the Board of Directors may issue preferred shares and set the voting rights, preferences and other terms thereof, and the Class B common stock possesses disproportionate voting rights.

The Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the President, or a majority of the directors. The Bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. The Bylaws specify certain requirements as to the form and content of a stockholder’s notice.

Such provisions, together with certain provisions of the Nevada Statutes (see “Nevada Anti-Takeover Statutes”), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). Any such discouraging effect upon takeover attempts could potentially depress the market price of our securities or inhibit temporary fluctuations in the market price of our securities that could result from actual or rumored takeover attempts.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada’s anti-takeover law because we have not opted out of the provisions of Sections 78.411–78.444 of the Nevada Statutes under the terms of our Articles of Incorporation. This law provides that specified persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder; including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Class A common stock.

Control Shares Act

Nevada Statutes Sections 78.378–78.3793 provide that, in certain circumstances, a person who acquires a controlling interest in a corporation, defined in Nevada Statutes Section 78.3785 as ownership of voting securities to exercise voting power in the election of directors in excess of 1/5, 1/3, or a majority thereof, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of these statutes by amending our Articles of Incorporation or Bylaws either before or within ten days after the relevant acquisition of shares. Presently, we have not opted out of these statutes under our Bylaws. Our Bylaws provide that they may be repealed, altered or amended, or new bylaws may be adopted, by the affirmative vote of a majority of all of our directors, or by the affirmative vote of not less than a majority of the combined voting power of our outstanding capital stock.

No Cumulative Voting

The Nevada Statutes entitle companies’ articles of incorporation to provide stockholders the right to cumulate votes in the election of directors. Our Articles of Incorporation expressly do not allow for cumulative voting for holders of either Class A common stock or Class B common stock.

Authorized but Unissued Capital Stock

The Nevada Statutes do not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as our Class A common stock is listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances. Authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult, or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Proxy Access Provision of Our Bylaws

The Bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company’s outstanding Class A common stock continuously for at least three years to nominate and include in the Company’s proxy materials director nominees not to exceed the greater of (i) 20% of our Board of Directors or (ii) two directors, provided that the stockholder(s) and the nominee(s) satisfy the procedural and eligibility requirements specified in our Bylaws.